November 21, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Pamela Long, Assistant Director

Re: Karnet Capital Corp.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed Oct 6, 2014
    File No. 333-197724

Ladies and Gentlemen:

This letter sets forth the responses of Karnet Capital Corp. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced filing as set forth in the comment letter of October 17, 2014.

GENERAL

1. We note your response to comment one of our letter dated August 25, 2014, stating that you are not a blank check company because you are in the business of selling food waste disposal units in Russia. We note that you have yet began operations, have realized no revenues to date, require a minimum of $30,000 from this offering to implement your plan of operations for the next 12 months, have no arrangements for additional financing, expect to suffer significant losses into the foreseeable future, and there is substantial doubt about your ability to continue as a going concern, produce any operating revenues, or ever achieve profitable operations. Thus we continue to believe that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that this offering should comply with Rule 419 of Regulation C under the Securities Act. Please either revise the registration statement to comply with Rule 419, or alternatively, provide us with an enhanced legal analysis explaining why you believe your company is not a blank check company and make respective disclosures in the filing.

RESPOND: In response to your first comment regarding a blank check company, I referred Rule 419(a)(2) of Regulation C, which defines a blank check company as a company that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock.

While we are a development stage company, the company is not a blank check company because:

          * it has its own specific operational business plan (we have included a statement in our amended form S-1 to state that we have not yet fully developed our business plan);
          * its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;
          * even though we have shown a loss to date, our activity has been waiting on your approval;
          * we have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management;
          * our sole officer and director, has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date;
          * the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus:

Karnet Corp. is not a Blank Check company. Its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity. We have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management. Our sole officer and director, has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date.

2. In your response to comment two of our letter dated August 25, 2014 you stated that "enclosed are copies of all written communications that we will present to potential investors." As it appears that no documents were "enclosed" at the time of the filing of the amendment to the registration statement or provided to us supplementally, please advise, or otherwise provide us supplementally with copies of any written communications that you or anyone authorized on your behalf will present to potential investors in reliance on
Section 5(d) of the Securities Act.

RESPOND: There are no written communications, research reports or web sites to sell the shares or market the Company.

PROSPECTUS COVER PAGE

3. Please revise your disclosure of the anticipated net proceeds from this offering indicating that the percentages assume the sale of 25%, 50% and 75% OF THE SHARES OFFERED. Please also revise your disclosure to indicate what your net, rather than gross, proceeds will be at each of these levels. Please see comment five of our letter dated August 25, 2014.

RESPOND: We revised our disclosure.

PROSPECTUS SUMMARY, PAGE 3
KARNET CAPITAL CORP., PAGE 3

4. You state in the first paragraph under this heading that you "do not have Distributorship contracts," and in the second paragraph state that "[t]o date we have ... signed a contract with distributor `Kalynka 25.'" Please revise to correct this seeming discrepancy.

RESPOND: We revised our registration statement.

RISK FACTORS, PAGE 5
RISKS RELATING TO OUR BUSINESS, PAGE 5

We Lack and Operating History and Have Not Generated Any Revenues to Date...page 6 5. Please refer to the last bullet point in comment six of our letter dated August 25, 2014. We note that you have not revised your disclosure to remove references to services offered by your company since you are in the business of selling food waste disposal units, and not services. Please comply with our prior comment six in full.

RESPOND: We revised our disclosure to remove references to services.

RISKS RELATED TO DOING BUSINESS IN RUSSIA, PAGE 7

6. This heading is followed by five paragraphs of risk factor disclosure which appear to address different risks relating to doing business in Russia. Please revise your disclosure to include a descriptive subheading for each risk.

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
RESPOND: We re-evaluated risks related to doing business in Russia, and after careful consideration come to a conclusion that the only risk, relevant to our business is CUrrency Exchange Rate. We changed our statement to reflect those changes.

7. Please clarify what specific laws and regulations you are referring to here, the impact such laws and regulations may have on your business, and the risks posed by violation or changes of these laws or regulations.

RESPOND: We re-evaluated risks related to doing business in Russia, and after careful consideration come to a conclusion that the only risk, relevant to our business is CUrrency Exchange Rate. We changed our statement to reflect those changes.

WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT, AND IF WE ARE UNABLE TO COMPETE WITH ... PAGE 9

8. Please reconcile your disclosure here as well as on pages 18, 19 and 21 that you operate in a highly competitive environment with your disclosure on page 29 that your business faces "very few direct competitors." Please see comment 29 of our letter dated August 25, 2014.

RESPOND: We revised our disclosure to eliminate inconsistencies.

USE OF PROCEEDS, PAGE 13

9. Please revise to reflect the offering proceeds on a net basis, after deducting the costs of registering the securities and conducting this offering.

RESPOND: Our statement has been revised.

10. You state that if "substantially less than the minimum proceeds are obtained [you] ... will buy less units for cheaper price." Please clarify how you will be able to acquire the units at a cheaper price.

RESPOND: Our statement has been revised.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 15

11. Please update your MD&A disclosure for the period ending August 31, 2014. Please see Item 303(b) of Regulation S-K.

RESPOND: We updated our disclosure.

12 MONTH PLAN OF OPERATIONS, PAGE 16

12. We note that on pages 17, 19, and 21 you continue to refer to "the strengths of [y]our business model and services, [y]our guarantee of quality and satisfaction, and [y]our value proposition that offers more value to [y]our customers than available alternatives." Please provide objective criteria for these seemingly subjective statements. Please refer to comments 17 and 18 of our letter dated August 25, 2014.

RESPOND: We revised our disclosure.

DESCRIPTION OF BUSINESS, PAGE 25

13. Please discuss whether you expect to be subject to any import or tax duties. See comment 30 of our letter dated August 25, 2014.

RESPOND: We revised our disclosure.

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
5. FREIGHT AND STORAGE, PAGE 27

14. You state here that your contract with Kalynka 25 allows you to store your products at their warehouse. We also note disclosure on page 25 that you have engaged Kalynka 25 as "an independent contractor for the specific purpose of distributing [y]our disposal units through their stores." However, the contract filed as Exhibit 10.1 identifies Kalynka 25 as a "Buyer" and you as a "Seller" of the food waste disposers and does not provide for an independent contractor relationship or for your ability to store your products at their warehouse. Please advice and revise your disclosure to the extent necessary to remove discrepancies between your disclosure and the terms of the contract with Kalynka 25.

RESPOND: We do not intend to store additional units of our product at Kalynka25 warehouses. We intend to ship additional units to new Distributors directly from China, when we sigh a new contract with new distributor.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 32

15. Please update your disclosure here to discuss the $5,000 loan from Mr. Chuiko on June 24, 2014 and its terms.

RESPOND: We updated our disclosure and Loan Agreement with Mr. Chuiko has been filed as an Exhibit.10.2.

16. Please describe in greater detail Mr. Chuiko's commitment to loan you the costs of implementing your business plan for the next 12 months, including what level of funding Mr. Chuiko is committed to provide and the terms thereof. Please refer to comment 33 of our letter dated August 25, 2014.

RESPOND: Our statement has been revised.

FINANCIAL STATEMENTS FOR FISCAL QUARTER ENDED AUGUST 31, 2014, PAGE F-9

17. Please revise the labeling of interim financial information on your Statement of Operations, on page F-11, and Statement of Cash Flows, on page F-12, to read "Three Months Ended August 31, 2014" rather than "Three Months Ended May 31, 2014."

RESPOND: Our statement has been revised.

UNDERTAKINGS, PAGE II-2

18. Please include the Item 512(h) of Regulation S-K undertakings as it appears that in response to comment four of our letter dated August 25, 2014 you have removed them in their entirety.

RESPOND: We included Item 512(h) of Regulation S-K undertakings in our statement.

EXHIBIT INDEX, PAGE II-5

19. To the extent that the asterisk next to exhibits 3.1, 3.2, 5.1, 10.1 and
10.2 is indicative of these exhibits being incorporated by reference from the prior filing of the registration statement, please include requisite footnote disclosure to that effect.

RESPOND: We included required footnote.

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The Company acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare thefiling effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility forthe adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federalsecurities laws of the United States.

Very Truly Yours,


/s/ Aleksandr Chuiko
------------------------------
Aleksandr Chuiko
President of Karnet Corp.


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